SEC 02004860 COMMISSION 49

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SEC MAIL
RECEIVED
PROCESSING
MAR 12 2002
WASH. D.C.
365
SECTION

SEC FILE NUMBER
8-47081

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CoView Capital, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third Avenue - 31st Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith Moh (212) 750-0011
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard A. Eisner & Company, LLP
(Name — if individual, state last, first, middle name)

575 Madison Avenue (Address) New York (City) NY (State) 10022-2597 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/26/02

# OATH OR AFFIRMATION

I, Keith Moh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CoView Capital, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Keith Moh
Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public


VALERIE ADELE CARLISE
Notary Public - State of New York
NO. 01CA5078237
Qualified in Westchester County
My Commission Expires Oct 15, 2005

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# COVIEW CAPITAL, INC.

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2001

# Eisner

Richard A. Eisner & Company, LLP
Accountants and Consultants

575 Madison Avenue
New York, NY 10022-2597
Tel 212.355.1700 Fax 212.355.2414
www.eisnerllp.com

## INDEPENDENT AUDITORS' REPORT

To the Stockholder of
CoView Capital, Inc.
New York, New York

We have audited the accompanying statement of financial condition of CoView Capital, Inc. as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of CoView Capital, Inc. as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Richard A. Eisner & Company, LLP

New York, New York
January 25, 2002

## COVIEW CAPITAL, INC.

**Statement of Financial Condition**
**December 31, 2001**

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $ 896,428 |
| Certificate of deposit | 12,907 |
| Investments in nonmarketable securities (cost $54,107) | 54,107 |
| Investments in marketable securities (cost $8,812) | 14,564 |
| Deferred tax asset | 7,500 |
| Office furniture and equipment, net of accumulated depreciation of $57,044 | 26,675 |
| Other assets | 23,680 |
| | $ 1,035,861 |
| **LIABILITIES** | |
| Accrued expenses | $ 83,900 |
| Income taxes payable | 26,500 |
| | 110,400 |
| Commitments | |
| **STOCKHOLDER'S EQUITY** | |
| Common stock, $.01 par value; authorized, 1,000 shares; issued and outstanding, 100 shares | 1 |
| Additional paid-in capital | 568,499 |
| Retained earnings | 356,961 |
| | 925,461 |
| | $ 1,035,861 |

*See notes to statement of financial condition*

COVIEW CAPITAL, INC.

**Notes to Statement of Financial Condition**
**December 31, 2001**

## NOTE A - THE COMPANY

CoView Capital, Inc. (the "Company") is a member of the National Association of Securities Dealers, Inc. and provides investment banking services primarily in the areas of mergers and acquisitions and private placements.

## NOTE B - SIGNIFICANT ACCOUNTING POLICIES

### [1] Cash and cash equivalents:

The Company considers money market fund accounts to be cash equivalents.

### [2] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

### [3] Valuation of securities:

The Company values its nonmarketable investments at fair value. Fair value is defined as the amount which the Company would expect to realize upon an orderly disposition of the investments. In determining fair value, management may take into consideration cost, valuations of comparable publicly traded companies, market conditions, underlying collateral, financial data and projections of the issuer. There can be no assurance that the fair value of the instruments will be fully realized upon their ultimate disposition. For all investments, cost is currently considered the best indication of fair value.

Marketable equity securities are recorded at their market value.

## NOTE C - INCOME TAXES

The Company is an S corporation for Federal and State corporate tax purposes, and, as such, the stockholder is individually liable for Federal and State income tax payments. The Company is subject to a New York State surcharge tax and a New York City general corporate tax. The existing deferred tax benefit of $7,500 relates primarily to the remaining net operating loss carryforward and a capital loss carryforward.

## NOTE D - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c-3-1, which requires that the Company maintain minimum net capital, as defined, of one-fifteenth of aggregate indebtedness or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2001, the Company had net capital which exceeded the minimum net capital requirement of $7,360 by $803,049. The Company's net capital ratio was .14 to 1.

COVIEW CAPITAL, INC.

**Notes to Statement of Financial Condition**
**December 31, 2001**

## NOTE E - LEASE COMMITMENT

The Company is obligated under leases for equipment and office space, which expire in November 2005. The lease for office space requires payment for certain expenses and escalations in addition to the minimum annual rentals. The Company is obligated for minimum rental payments under operating lease arrangements for office space as follows:

| December 31 | |
|---|---|
| 2002 | $ 122,220 |
| 2003 | 122,220 |
| 2004 | 122,220 |
| 2005 | 112,035 |
| | $ 478,695 |